SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         -------------------------------
                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT (AMENDMENT NO. 4) PURSUANT TO
             SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       AND
                                  SCHEDULE 13D
                                (AMENDMENT NO. 7)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         -------------------------------
                                 HANDY & HARMAN
                            (Name of Subject Company)

                                 WHX CORPORATION
                              HN ACQUISITION CORP.
                                    (Bidders)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
             (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                   410306 10 4
                      (CUSIP Number of Class of Securities)

                                MR. RONALD LABOW
                              CHAIRMAN OF THE BOARD
                                 WHX CORPORATION
                              110 EAST 59TH STREET
                               NEW YORK, NY 10022
                            TELEPHONE: (212) 355-5200

            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)
                                 with copies to:

                               ILAN K. REICH, ESQ.
                              STEVEN WOLOSKY, ESQ.
                     OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP
                                 505 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                            TELEPHONE: (212) 753-7200
                         -------------------------------
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         This Statement amends and supplements (i) the Tender Offer Statement on
Schedule 14D-1 filed with the Securities and Exchange Commission on March 6, 1998, by HN Acquisition Corp. (the "Purchaser"), a New York corporation and a wholly owned subsidiary of WHX Corporation, a Delaware corporation (the "Parent"), to purchase all outstanding shares of Common Stock, par value $1.00 per share (the "Shares"), of the Company, including the associated Common Stock Purchase Rights issued pursuant to the Rights Agreement, dated as of January 26, 1989, as amended on April 25, 1996, October 22, 1996 and March 1, 1998 (as so
amended,   the  "Rights   Agreement"),   between  the  Company  and  ChaseMellon
Shareholder Services L.L.C., as Rights Agent, at a price of $35.25 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 6, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"), and (ii) the Schedule 13D filed by the Parent and the Purchaser with respect to the Shares. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule 14D-1.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

         Item 3(b) of the Schedule 14D-1/13D is hereby amended and supplemented as follows:

         The Parent, the Purchaser and the Company entered into separate Settlement and Release Agreements dated as of April 3, 1998 with Richard N. Daniel, Frank E. Grzelecki, Paul E. Dixon, Dennis C. Kelly, Robert D. LeBlanc, Dennis R. Kuhns, Robert F. Burlinson and Robert M. Thompson (each, an "Executive Officer"), which Settlement and Release Agreements confirm the terms of the existing compensation agreements and arrangements as previously set forth in the Offer of Purchase and the Company's Schedule 14D-9. Each Settlement and Release Agreement, among other things, (i) confirms and restates the amount which the Executive Officer is entitled to receive from the Company, after Purchaser accepts Shares for payment pursuant to the Offer, under various compensation agreements and arrangements, and (ii) provides for release of the Company, the Purchaser, the Parent and the Executive Officer from certain obligations to which the parties may be subject. Copies of the Settlement and Release
Agreements are filed as Exhibits (a)(14)-(a)(21) hereto and are incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

         Item 7 of the Schedule 14D-1/13D is hereby amended and supplemented as follows:

         The information provided in this Amendment No. 4 under Item 3 is incorporated herein by reference.


ITEM 10. ADDITIONAL INFORMATION.

         Item 10 of the Schedule 14D-1/13D is hereby amended and supplemented as follows:

         The Company entered into a First Amendment to Revolving Credit Agreement, dated as of March 26, 1998, (the "Amendatory Agreement") with certain lenders under the Credit Agreement (as that term is defined in the Company's
Schedule 14D-9). The Amendatory Agreement, among other things, grants a waiver, through and including June 30, 1998, for an Event of Default, (as defined in the Credit Agreement) under Section 8.1.8 of the Credit Agreement, arising as a result of the Offer and related transactions.

ITEM 11.          MATERIAL TO BE FILED AS EXHIBITS.

         Item   11  is   hereby   amended   to  add   the   following   Exhibits
(a)(14)-(a)(21).


      99.(a)(14)       Settlement  and Release  Agreement,  dated as of April 3,
                       1998,  between  Handy  &  Harman,  WHX  Corporation,   HN
                       Acquisition Corp. and Richard N. Daniel.

      99.(a)(15)       Settlement  and Release  Agreement,  dated as of April 3,
                       1998,  between  Handy  &  Harman,  WHX  Corporation,   HN
                       Acquisition Corp. and Frank E. Grzelecki.

      99.(a)(16)       Settlement and Release Agreement,  dated as of April [2],
                       1998,  between  Handy  &  Harman,  WHX  Corporation,   HN
                       Acquisition Corp. and Paul E. Dixon.

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      99.(a)(17)       Settlement  and Release  Agreement,  dated as of April 3,
                       1998,  between  Handy  &  Harman,  WHX  Corporation,   HN
                       Acquisition Corp. and Dennis C. Kelly.

      99.(a)(18)       Settlement  and Release  Agreement,  dated as of April 3,
                       1998,  between  Handy  &  Harman,  WHX  Corporation,   HN
                       Acquisition Corp. and Robert D. LeBlanc.

      99.(a)(19)       Settlement  and Release  Agreement,  dated as of April 3,
                       1998,  between  Handy  &  Harman,  WHX  Corporation,   HN
                       Acquisition Corp. and Dennis R. Kuhns.

      99.(a)(20)       Settlement  and Release  Agreement,  dated as of April 3,
                       1998,  between  Handy  &  Harman,  WHX  Corporation,   HN
                       Acquisition Corp. and Robert F. Burlinson.

      99.(a)(21)       Settlement  and Release  Agreement,  dated as of April 3,
                       1998,  between  Handy  &  Harman,  WHX  Corporation,   HN
                       Acquisition Corp. and Robert M. Thompson.

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
                                    SIGNATURE

         After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 6, 1998
                                 WHX CORPORATION


                                 By:/s/ Stewart E. Tabin
                                    --------------------
                                    Name:   Stewart E. Tabin
                                    Title:  Assistant Treasurer



                                 HN ACQUISITION CORP.


                                 By: /s/ Stewart E. Tabin
                                    ---------------------
                                    Name:  Stewart E. Tabin
                                    Title: Vice President


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                                  EXHIBIT INDEX



       99(a)(14)       Settlement  and Release  Agreement,  dated as of April 3,
                       1998,  between  Handy  &  Harman,  WHX  Corporation,   HN
                       Acquisition Corp. and Richard N. Daniel.

       99(a)(15)       Settlement  and Release  Agreement,  dated as of April 3,
                       1998,  between  Handy  &  Harman,  WHX  Corporation,   HN
                       Acquisition Corp. and Frank E. Grzelecki.

       99(a)(16)       Settlement  and  Release Agreement,  dated as of April 3,
                       1998,  between  Handy  &  Harman,  WHX  Corporation,   HN
                       Acquisition Corp. and Paul E. Dixon.

       99(a)(17)       Settlement  and Release  Agreement,  dated as of April 3,
                       1998,  between  Handy  &  Harman,  WHX  Corporation,   HN
                       Acquisition Corp. and Dennis C. Kelly.

       99(a)(18)       Settlement  and Release  Agreement,  dated as of April 3,
                       1998,  between  Handy  &  Harman,  WHX  Corporation,   HN
                       Acquisition Corp. and Robert D. LeBlanc.

       99(a)(19)       Settlement  and Release  Agreement,  dated as of April 3,
                       1998,  between  Handy  &  Harman,  WHX  Corporation,   HN
                       Acquisition Corp. and Dennis R. Kuhns.

       99(a)(20)       Settlement  and Release  Agreement,  dated as of April 3,
                       1998,  between  Handy  &  Harman,  WHX  Corporation,   HN
                       Acquisition Corp. and Robert F. Burlinson.

       99(a)(21)       Settlement  and Release  Agreement,  dated as of April 3,
                       1998,  between  Handy  &  Harman,  WHX  Corporation,   HN
                       Acquisition Corp. and Robert M. Thompson.

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